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                                                                    Exhibit 99.2

August 7, 1998


Re:  Proxy Mailing  - Cable TV Fund 12-C, Ltd.


Dear Beneficial Owner of Cable TV Fund 12-C, Ltd.:

Our records indicate that you are a beneficial owner of limited partnership interests in Cable TV Fund 12-C, Ltd. (the "Partnership"). Enclosed for your information and review are proxy solicitation materials.

Your qualified plan trustee/custodian, which is the registered owner of your limited partnership interests, has authorized Jones Intercable, Inc. (the "General Partner") to mail these proxy materials directly to you and has authorized its clients, the beneficial owners, to execute the proxy cards on its behalf.

By this authorization, your signature will be legally sufficient and your vote of the limited partnership interests registered in the name of the trustee/custodian will be counted without the trustee/custodian's countersignature.

Please vote, date and sign as Beneficial Owner (Investor), and return your proxy card to the General Partner in the enclosed envelope as soon as possible, but no later than September 15, 1998.
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If the proposed sale is consummated, the Partnership will mail your share of the net sale proceeds to your trustee/custodian for your benefit, and the Partnership will notify you that the distribution has occurred.

If you have any questions, please call our Investor Services Department.

Sincerely,


Jones Intercable, Inc.
The General Partner


Enclosures